19 September 2018

Salvatore Faia

President

The RBB Fund, Inc.

615 E. Michigan Street

Milwaukee, WI 53202

Re: The RBB Fund, Inc. – Abbey Capital Futures Strategy Fund (the "Fund")

Dear Mr. Faia:

By our execution of this letter agreement (this "Agreement"), Abbey Capital Limited (the "Adviser") agrees that in order to improve the performance of the Fund, the Adviser shall, from 1 January 2019 through 31 December 2019, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which the Fund's total annual fund operating expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) exceed a total annual fund operating expense ratio (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) of 1.79% for the Class I Shares average daily net assets, 2.04% for the Class A Shares average daily net assets, 2.04% for the Class T Shares average daily net assets, and 2.79% for the Class C Shares average daily net assets.

If at any time the total annual fund operating expenses for a year are less than 1.79% for the Class I Shares average daily net assets, 2.04% for the Class A Shares average daily net assets, 2.04% for the Class T Shares average daily net assets or 2.79% for the Class C Shares average daily net assets, the Adviser shall be entitled to reimbursement by the Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund pursuant to this Agreement within three years from the date on which such waiver or reimbursement was made by the Adviser if such reimbursement by the Fund does not cause the Fund to exceed expense limitations that were in effect at the time of the waiver or reimbursement. The total amount of reimbursement to which the Adviser may be entitled (the "Reimbursement Amount") shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to the Fund, pursuant to this Agreement, less any reimbursement previously paid by the Fund to the Adviser, with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

ABBEY CAPITAL LIMITED

By:	/s/ Peter Carney
Name:	Peter Carney
Title:	COO

Your signature below acknowledges acceptance of this Agreement:

By:	/s/ Salvatore Faia
Salvatore Faia
President
The RBB Fund, Inc.